Via EDGAR (Correspondence)
May 2, 2016
Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:	Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed November 12, 2015
File No. 001-32686

Dear Mr. Spirgel:
On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 18, 2016 concerning our Form 10-K for the fiscal year ended September 30, 2015. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.
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Form 10-K for the Fiscal Year Ended September 30, 2015

Overview, page 32

1.
We note your response to comment 1. Pease revise your tabular presentation of Factors Affecting Comparability on pages 41 and 42 to clearly label “Reported Results” and “Adjusted Results” as GAAP and Non-GAAP respectively.

In response to the Staff’s comment, we have revised the tabular presentation of Factors Affecting Comparability to clearly label “Reported Results” and “Adjusted Results” as GAAP and Non-GAAP, respectively, commencing with our Form 10-Q for the quarterly period ended March 31, 2016, filed on April 28, 2016.

2.
In addition, we note you present Pre-tax Earnings from Continuing Operations (adjusted) in the aforementioned table but do not list it among the non-GAAP measures used by management. Please revise your disclosure to identify it as a non-GAAP measure and how this measure provides useful information to investors.

The Company has generally shown adjusted pre-tax earnings from continuing operations in the table as a way to assist the reader in following the mathematical impact of after-tax adjusted items when non-

operating adjusted items existed. Since there were no adjusted items in the comparative periods included in our Form 10-Q for the quarterly period ended March 31, 2016, filed on April 28, 2016, we have deleted this column from the table. In future filings, if the Company has non-operating adjusted items and chooses to include the column table for the reason of assisting the reader in understanding the after-tax impact of such adjustments, we will identify adjusted pre-tax earnings from continuing operations as a non-GAAP measure and explain how the measure provides useful information to investors.
Restructuring and programming charges, page 41

3.
We note your response to comment 4. Your MD&A should incorporate any quarterly development that has had a significant impact on annual results and should be a stand- alone narrative to enable your investors to better understand the significant drivers that impacted your operating results during the year. Similarly, please expand the notes to the financials to describe the impact of the restructuring and programming charge on your quarterly operating results. Refer to Item 302(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have expanded the discussion of our strategic realignment and its impact on our operating results for the period, commencing with our Form 10-Q for the quarterly period ended March 31, 2016, filed on April 28, 2016, and will continue to do so in future filings. We will also expand the note to the financials containing our unaudited Quarterly Financial Data in future filings to describe the impact of the restructuring and programming charges on our quarterly operating results.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 21

4.
We note your response to comment 7. Regulation S-K Item 403(c) requires additional disclosure of any known arrangements that may result in a change in control at Viacom. Given the overlapping roles Viacom management holds at both NAI and the Trust, any such arrangements are known and should be discussed pursuant to Item 403(c) as required by Form 10-K and Item 5.01(b) of Form 8-K provided there is a potential change in control. While you have stated that NAI’s ownership of Viacom common stock will remain the same upon Mr. Redstone’s death, ultimate decision making over Viacom will shift from Mr. Redstone to the Trustees, thus effectuating a change in control. If you disagree, please provide us with your analysis as to why you believe no change in control will occur at that time.

The Company respectfully submits that Item 403(c) of Regulation S-K does not require the Company to describe the estate plans (including the SMR Trust described below) implemented by its controlling shareholder, Sumner M. Redstone, and the Company is unaware of any other company, controlled or otherwise, that discloses the estate planning arrangements of its shareholders. We think this practice has arisen because Item 403(c) requires the Company to describe “any arrangements … the operation of which may at a subsequent date result in a change in control” of the Company, and it has been understood that there is no reason to expressly point out the inevitability that the death of an individual may at a subsequent date result in a change in control of a controlled Company.
Notwithstanding the foregoing and without debating the extent to which the Company would be deemed to know about Mr. Redstone’s estate plans as a result of the overlapping roles held by Viacom management, we will, in the next Quarterly Report on Form 10-Q that we file after the completion of the

Staff’s current review of our filings, as well as in our future proxy statement filings, disclose the existence of Mr. Redstone’s trust, in substantially the form set forth below:
Viacom is controlled by National Amusements Inc. (“NAI”), which owns shares in Viacom representing approximately 79.7% of the voting interest of Viacom. NAI is controlled by Sumner M. Redstone through the “Sumner M. Redstone National Amusements Trust u/d/t 6/28/02” (the “SMR Trust”), which owns shares in NAI representing 80% of the voting interest of NAI. In addition to Sumner M. Redstone, among other trustees, the trustees of the SMR Trust include Philippe Dauman, the Executive Chairman, President and Chief Executive Officer of Viacom and a member of the Board of Directors of NAI, George Abrams, a director of Viacom and a member of the Board of Directors of NAI, and David Andelman, a member of the Boards of Directors of NAI and CBS Corporation. Shares of NAI held by the SMR Trust are voted solely by Mr. Redstone until such time as his incapacity or death. Upon Mr. Redstone’s incapacity or death, (1) Shari E. Redstone, who is the Non-Executive Vice Chair of Viacom and the President and a member of the Board of Directors of NAI, will also become a trustee of the SMR Trust and (2) the shares of NAI held by the SMR Trust will be voted by the trustees of the SMR Trust.
Related Person Transactions, page 23

5.
We note your response to comment 8 and are unable to agree for the same reasons expressed in our previous comment. In addition, it is not clear why disclosure of Mr. Dauman’s position as trustee, but not disclosure of the other Viacom board members’ positions as trustees is proper.

Please see the Company’s response to Comment #4 above. As noted therein, the Company will disclose the fact that Mr. Redstone, Mr. Dauman and Mr. Abrams, all of whom are members of the board of directors of Viacom, are currently trustees of the SMR Trust and that upon the incapacity or death of Mr. Redstone, Ms. Redstone will become a trustee of the SMR Trust.
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In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller (Chief Accounting Officer)
Viacom Inc.

cc:	Philippe P. Dauman, Executive Chairman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
James Deponte, PricewaterhouseCoopers LLP

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